FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) 105th Fiscal Year Fall Report (First Quarter)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 2, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

[English Translation]

NOMURA

105th Fiscal Year Fall Report (First Quarter)

To our Shareholders

First Quarter Operating Results

During the first quarter (April 1, 2008 – June 30, 2008) of the fiscal year ending March 31, 2009, we reported net revenue of 135.1 billion yen, a loss before income taxes of 84.3 billion yen, and a net loss of 76.6 billion yen. This was a difficult quarter and marked the second consecutive quarterly loss.

The loss for the quarter was attributable to the fact that, amid continued instability in the global financial and capital markets and an increasingly unclear economic environment, we took a number of steps to limit future downside risks. Specifically, as part of the steps we quickly took with respect to high-risk portfolio components as discussed below, we re-evaluated the level of risk of investment assets we hold and conservatively valued them in line with accounting standards. We posted a 63.1 billion yen loss due to additional credit provisions for our exposure as the creditworthness of U.S. financial guarantors (monoline insurers) deteriorated. With this, our accounting treatment with respect to monoline insurers is mostly completed. Also, we lowered fair value valuations by a total of 37.3 billion yen for certain domestic private equity investee companies which face a high risk of declining earnings. Furthermore, we booked a 21.0 billion yen loss in conjunction with the drop in the share price of Fortress Investment Group, an asset manager in the U.S. accounted for by the equity method.

Enhancing Business Results and Capital Structure

While we faced a difficult business environment during the first quarter, we had some business results that will lead to future operating performance. In our operations for retail investors in Japan, Domestic Client Assets increased by 3.6 trillion yen from the end of March to 75.8 trillion yen. Demand for investment products remains strong, and sales of investment trusts were solid due to our customer-oriented product strategy. Our retail businesses in Japan form the foundation of our business operations, and we will continue to focus on expanding our customer base going forward.

In the wholesale business, we kept the top ranking in the M&A league table for deals involving Japanese companies in the first half of 2008 by our extensive global network and strong financial position.

Also, in order to bolster our capital structure, we have now raised a total of approximately 600 billion yen in new subordinated debt. We will use the raised capital to flexibly pursue business opportunities.

Strengthening and Enhancing Internal Control Systems

This July we received an order for business improvement from Japan’s Financial Services Agency following the revelation of insider trading by a former Nomura Securities Co., Ltd. employee which surfaced this past April. We promptly submitted a report on corrective measures we will implement in response to the business improvement order. Nomura Securities Co., Ltd. will work to prevent the recurrence of such an incident and strive to regain the public’s trust by further enhancing internal control systems. This effort specifically involves strengthening the management systems in place with respect to non-public, client-related information and improving personnel management as well as training programs.

Pursuing Growth

Although the Japanese economy is expected to lack vigor in the near term and we expect the business environment to remain difficult, we will continue to pursue growth based on the three themes of “Create Change,” “World-Class,” and “Speed,” while keeping a firm footing at all times. We look forward to your continued support.

August 2008

Kenichi Watanabe
Director
President & Chief Executive Officer
Nomura Holdings, Inc.

First Quarter Financial Highlights

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 135.1 billion yen for the three months ended June 30, 2008. This represents an increase of 528.3% from the prior quarter and a 60.8% year on year decline. Non-interest expenses declined 0.2% quarter on quarter and increased 7.1% from the same period last year to 219.4 billion yen. Loss before income taxes was 84.3 billion yen, while net loss for the quarter was 76.6 billion yen. As a result, ROE for the first quarter was minus 15.6%.

Domestic Retail

Net revenue increased 9.3% from the prior quarter to 85.8 billion yen. Income before income taxes increased 46.4% to 16.2 billion yen.

•

Despite the ongoing difficult market conditions, sales of newly launched investment trusts matched to customer needs were strong and an increase in revenue from investment trusts contributed to overall revenue.

•

Domestic Client Assets increased by 3.6 trillion yen from the end of March to 75.8 trillion yen as of the end of June. Net asset inflow for the quarter was 1.066 trillion yen, while the number of client accounts with a balance increased by 40,000 to 4.21 million. As such, we continued to expand our customer base through the first quarter.

Global Markets

Net revenue was 11.0 billion yen. Loss before income taxes was 61.6 billion yen.

•

In Fixed Income, a marked loss was booked due to additional credit provisions for our exposure to monoline insurers as the creditworthiness of monolines deteriorated on the back of the ongoing credit crunch and recessionary fears centered on the US.

•	In Equity, despite the continued uneasiness in the stock market, revenue improved from the prior quarter due mainly to increased trading revenue from Japanese equities.

Global Investment Banking

Net revenue of 29.0 billion yen, an increase of 95.9% compared to the prior quarter. Income before income taxes was 12.6 billion yen.

•

The overall market for equity financing was pushed down during the quarter due to seasonal factors and the unstable stock market. However, we maintained our position at the top of the Japan Equity and Equity-Related league table*.

•

In M&A, we acted as financial advisor on Daiichi Sankyo’s acquisition of Indian pharmaceutical company Ranbaxy Laboratories. We topped the M&A Financial Advisors League Table Any Japanese Involvement* for the first half of calendar 2008.

•	In addition, we booked income of 19.4 billion yen related to a settlement agreement with the Czech Republic over IPB.

*	Source: Thomson Reuters

Global Merchant Banking

Net revenue was minus 37 billion yen. Loss before income taxes was 39.4 billion yen.

•	Unrealized losses were booked during the first quarter due to the valuation at fair value of certain investee companies.

•	In terms of new investments, we invested in Ashikaga Holdings, the parent company of Ashikaga Bank, acquiring 45.51% of outstanding shares.

Asset Management

Net revenue increased 25.5% from the prior quarter to 21.8 billion yen. Income before income taxes grew 204.3% to 7.6 billion yen.

•

Revenue expanded as one-off losses from the prior quarter were not present this quarter and assets under management increased. Sales of newly launched investment trusts such as the Nomura Multi Currency Attractive Dividend Japan Stock Fund and Nomura Japan Value Attractive Dividend Stock Investment Fund 0805 were robust as were sales of the Nomura New Global High Interest Rate Currencies Fund. Assets under management increased by 1.5 trillion yen from the end of March to 27.2 trillion yen at the end of June.

Other Operating Results

Net revenue in Other declined 37.1% from the previous quarter to 23.9 billion yen. Loss before income taxes was 20.3 billion yen.

Shareholder Notes

Fiscal Year	April 1 to March 31 One Hundred (100)
Number of Shares Constituting One Trading Unit

	1st Quarter	2nd Quarter	3rd Quarter	Year-end
Record Date for Dividend Payments	June 30	September 30	December 31	March 31

Dividend Payment Date*	September 1	December 1	March 1	June 1

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

Ordinary General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.